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                              March 29, 2024

       Lonnel Coats
       Chief Executive Officer
       Lexicon Pharmaceuticals, Inc.
       2445 Technology Forest Blvd., 11th Floor
       The Woodlands, TX 77381

                                                        Re: Lexicon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2024
                                                            File No. 333-278210

       Dear Lonnel Coats:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that you are registering the resale of up to 57,661,250 shares of common stock. However, we note
from your disclosure on page 12 that you currently have
                                                        300,000,000 shares of
common stock authorized at this time. Please either revise the resale offering so that
the volume of common stock registered in the resale offering does not exceed the number
of shares of common stock that remain available for issuance at the time you anticipate
having the registration statement declared effective or revise to update your disclosure and
opinion of counsel once the amendment to your charter referenced on page 5 has been
approved by your stockholders. For guidance, refer to Section
                                                        II.B.1.a of Staff Legal
Bulletin No. 19.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Lonnel Coats
Lexicon Pharmaceuticals, Inc.
March 29, 2024
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameLonnel Coats
                                                           Division of
Corporation Finance
Comapany NameLexicon Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
March 29, 2024 Page 2
cc:       Jackson A. O'Maley, Esq.
FirstName LastName